Exhibit 2

First Quarter Results 2025

The Village, Playa del Carmen, Mexico

Stock Listing Information	Investor Relations

NYSE (ADS)	In the United States:

Ticker: CX	+ 1 877 7CX NYSE

Mexican Stock Exchange (CPO)	In Mexico:

Ticker: CEMEX.CPO	+ 52 (81) 8888 4327

Ratio of CEMEXCPO to CX = 10:1	E-Mail: ir@cemex.com

Operating and financial highlights

	January - March				First Quarter
	2025	2024	% var	l-t-l % var	2025	2024	% var	l-t-l % var
Consolidated volumes
Domestic gray cement	10,208	10,458	(2%)		10,208	10,458	(2%)
Ready-mix	10,313	10,192	1%		10,313	10,192	1%
Aggregates	30,186	31,601	(4%)		30,186	31,601	(4%)

Sales	3,649	3,942	(7%)	(1%)	3,649	3,942	(7%)	(1%)
Gross profit	1,134	1,327	(15%)	(6%)	1,134	1,327	(15%)	(6%)
as % of Sales	31.1%	33.7%	(2.6pp )		31.1%	33.7%	(2.6pp )
Operating earnings before other income and expenses, net	292	421	(31%)	(20%)	292	421	(31%)	(20%)
as % of Sales	8.0%	10.7%	(2.7pp )		8.0%	10.7%	(2.7pp )
SG&A expenses as % of Sales	10.5%	10.0%	0.5pp		10.5%	10.0%	0.5pp
Controlling interest net income (loss)	734	254	189%		734	254	189%
Operating EBITDA	601	731	(18%)	(10%)	601	731	(18%)	(10%)
as % of Sales	16.5%	18.5%	(2.0pp )		16.5%	18.5%	(2.0pp )

Free cash Flow from Operations	(270)	(159)	(70%)		(270)	(159)	(70%)

Total debt	6,763	7,844	(14%)		6,763	7,844	(14%)
Earnings (loss) of continuing operations per ADS	0.08	0.16	(50%)		0.08	0.16	(50%)
Fully diluted earnings (loss) of continuing operations per ADS	0.08	0.16	(50%)		0.08	0.16	(50%)
Average ADSs outstanding (1)	1,471	1,469	0%		1,471	1,469	0%
Employees	43,797	44,746	(2%)		43,797	44,746	(2%)

(1)	For purposes of this report, Average ADSs outstanding equals the total number of Series A shares and Series B shares outstanding as if they were all held in ADS form.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

First-quarter 2025 consolidated Net Sales were US$3.6 billion, down 1% from Q1 2024 on a like-to-like basis. Higher prices were offset by lower volumes. Sales rose in EMEA and SCAC but fell in Mexico and the U.S.

Cost of sales, as a percentage of Net Sales, increased by 2.6pp to 68.9% in the first quarter of 2025, driven mainly by maintenance work brought forward in the U.S., along with a decrease in Net Sales. However, we continued to experience energy tailwinds, both in fuels and electricity for cement production.

Operating expenses, as a percentage of Net Sales, remained relatively stable in the first quarter of 2025 compared with the same period last year, as lower freight and logistics were offset by higher SG&A expense.

Operating EBITDA in the first quarter 2025 reached US$601 million, decreasing 10% on a like-to-like basis, mainly due to volumes, operating leverage and maintenance. On a regional basis, Operating EBITDA performance was largely explained by our Mexican operations, with peso depreciation resulting in a $65 million dollar headwind, coupled with volumes impacted by a strong prior year pre-election base and the usual seasonality of the first year of a new government.

Operating EBITDA margin in the first quarter 2025 decreased 2.0pp from 18.5% in the first quarter 2024 to 16.5% this quarter, with approximately half of this variation explained by regional mix. Operating EBITDA margin was supported by higher prices, lower energy and freight costs, which partially offset the impact from volumes, higher labor costs and maintenance work brought forward in the U.S.

Controlling interest net income was US$734 million in the first quarter of 2025, driven mainly by the gain in the sale of our Dominican Republic operations.

2025 First Quarter Results	Page 2

Operating results

Mexico

	January - March				First Quarter
	2025	2024	% var	l-t-l % var	2025	2024	% var	l-t-l % var
Sales	981	1,314	(25%)	(9%)	981	1,314	(25%)	(9%)
Operating EBITDA	308	420	(27%)	(10%)	308	420	(27%)	(10%)
Operating EBITDA margin	31.4%	31.9%	(0.5pp )		31.4%	31.9%	(0.5pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(9%)	(9%)	(6%)	(6%)	(14%)	(14%)
Price (USD)	(14%)	(14%)	(14%)	(14%)	(18%)	(18%)
Price (local currency)	5%	5%	5%	5%	(1%)	(1%)

In Mexico Operating EBITDA decreased 10% on a like-to-like basis in the first quarter of 2025 due to typical seasonality associated with the first year of a new government and, a strong prior year comparison base driven by pre-electoral spending. Operating EBITDA margin was supported by favorable pricing and lower energy and freight costs offsetting most of the volume effect.

The pre-electoral spending in infrastructure and rural roads last year explained ~50% of the decline in cement volumes in the first quarter of 2025 compared to the first quarter of 2024. Ready-mix volumes remained supported by industrial projects and state-level infrastructure works in the northeast region in Mexico. The decline in aggregates volumes is attributed to the timing of several large low margin infrastructure projects in the prior year. Adjusting for these volumes, our aggregates volumes declined by 1% with a significant expansion in Operating EBITDA margin.

Our cement and aggregates prices increased 5% sequentially, while ready-mix increased 3% in local currency terms.

United States

	January - March				First Quarter
	2025	2024	% var	l-t-l % var	2025	2024	% var	l-t-l % var
Sales	1,190	1,234	(4%)	(4%)	1,190	1,234	(4%)	(4%)
Operating EBITDA	190	237	(20%)	(20%)	190	237	(20%)	(20%)
Operating EBITDA margin	15.9%	19.2%	(3.3pp )		15.9%	19.2%	(3.3pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(3%)	(3%)	(4%)	(4%)	(10%)	(10%)
Price (USD)	(1%)	(1%)	1%	1%	6%	6%
Price (local currency)	(1%)	(1%)	1%	1%	6%	6%

In the United States, Operating EBITDA in the first quarter of 2025 declined 20% year-over-year due to unusually cold weather in many of our key markets. Operating EBITDA margin in the quarter adjusted for maintenance spend and volume loss, would have remained stable, with pricing offsetting input cost inflation.

Freeze conditions in January and 1-less working days explain the entirety of our cement and ready-mix volume decline. In aggregates, approximately half of the volume variation is explained by inclement weather, fewer shipping days and the previously announced closure of several depleted quarries.

Cement and ready-mix prices were stable sequentially. Aggregates prices remained strong with prices adjusted for product and geographic mix increasing 3% sequentially and 7% year-over-year.

2025 First Quarter Results	Page 3

Operating results

Europe, Middle East, and Africa

	January - March				First Quarter
	2025	2024	% var	l-t-l % var	2025	2024	% var	l-t-l % var
Sales	1,070	1,045	2%	5%	1,070	1,045	2%	5%
Operating EBITDA	117	83	40%	49%	117	83	40%	49%
Operating EBITDA margin	10.9%	8.0%	2.9pp		10.9%	8.0%	2.9pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	4%	4%	9%	9%	6%	6%
Price (USD)	(4%)	(4%)	(1%)	(1%)	(3%)	(3%)
Price (local currency) (*)	3%	3%	(0%)	(0%)	(2%)	(2%)

In EMEA, the recovery trend continued in the first quarter, with our operations in Europe marking the third consecutive quarter of Operating EBITDA growth, on a year-over-year basis. For the full region, Operating EBITDA in the first quarter of 2025 grew by +49% on a like-to-like basis, with Operating EBITDA margin expansion of 2.9pp. This was driven by higher volumes, prices and operating leverage, as well as higher efficiencies in relation to Project Cutting Edge.

In Europe, while we continued to see an improving volume trend in most markets in Western Europe, harsh winter conditions in February affected dynamics in our Eastern European operations. Growth in these countries resumed in March with better weather.

On Climate Action, our operations in Europe continued making progress on profitable decarbonization with net CO2 emissions declining by 1.2% in the quarter compared to first quarter of 2024.

In Middle East & Africa, Operating EBITDA improved due to strong volume growth as conditions began to stabilize.

(*)	Calculated on a volume-weighted-average basis at constant foreign exchange rates.

2025 First Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - March				First Quarter
	2025	2024	% var	l-t-l % var	2025	2024	% var	l-t-l % var
Sales	314	306	2%	5%	314	306	2%	5%
Operating EBITDA	61	63	(3%)	(2%)	61	63	(3%)	(2%)
Operating EBITDA margin	19.6%	20.7%	(1.1pp )		19.6%	20.7%	(1.1pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	3%	3%	6%	6%	4%	4%
Price (USD)	1%	1%	(0%)	(0%)	(3%)	(3%)
Price (local currency) (*)	3%	3%	5%	5%	0%	0%

In South, Central America and the Caribbean, Operating EBITDA decreased by 2%, on a like-to-like basis in the first quarter of 2025, compared to the prior year. Prices posted a solid performance, with volumes growing 3% in cement and 6% in ready-mix.

The formal sector continues driving demand, with our ready-mix volumes in Colombia and Panama increasing by 8% and 10% respectively.

On the operations front, increased kiln efficiency along with lower clinker factor continued to support profitability.

Our Urbanization Solutions business is expanding rapidly in the region, posting an Operating EBITDA growth of 16% with a margin expansion of more than 4pp during the first quarter of 2025, compared to the same period last year.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2025 First Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - March			First Quarter
	2025	2024	% var	2025	2024	% var
Operating earnings before other expenses, net	292	421	(31%)	292	421	(31%)
Depreciation and amortization of assets	309	310		309	310

Operating EBITDA	601	731	(18%)	601	731	(18%)
Net Interest Paid	(109)	(143)		(109)	(143)
Maintenance capital expenditures & lease payments[1]	(174)	(153)		(174)	(153)
Change in working capital	(486)	(445)		(486)	(445)
Net Taxes Paid	(59)	(172)		(59)	(172)
Other cash expenditures	(75)	(24)		(75)	(24)
Proceeds from sale of fixed assets	35	13		35	13
Free cash flow from discontinued operations	(3)	35		(3)	35

Free Cash Flow from Operations	(270)	(159)	(70%)	(270)	(159)	(70%)

In millions of U.S. dollars, except percentages.

(1)	Including lease payments of US$71 million both in 1Q25 and 1Q24

Net Debt variation: Amounts below are presented in terms of their effect on Net Debt
Net Debt 4Q24	5,836

Free Cash Flow from Operations (effect on Net Debt)	270
Growth capital expenditures	147
Acquisitions and disposals	(862)
Dividends	30
Investments in intangible assets	50
Coupons on subordinated notes	26
Others net	87

Net debt variation 1Q25	(252)

Net debt 1Q25	5,584

In millions of U.S. dollars.

Information on debt

	First Quarter			Fourth Quarter		First Quarter
	2025	2024	% var	2024		2025	2024
Total debt (1)	6,763	7,844	(14%)	6,700	Currency denomination
Short-term	13%	4%		7%	U.S. dollar	70%	76%
Long-term	87%	96%		93%	Euro	20%	14%
Cash and cash equivalents	1,179	476	148%	864	Mexican peso	6%	5%

Net debt	5,584	7,369	(24%)	5,836	Other	4%	5%

Consolidated net debt (2)	5,606	7,371		5,802	Interest rate (3)
Consolidated leverage ratio (2)	1.90	2.18		1.81	Fixed	67%	70%
Consolidated coverage ratio (2)	7.20	7.80		7.26	Variable	33%	30%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements
(3)	Includes the effect of our interest rate derivatives, as applicable.

2025 First Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - March				First Quarter
				like-to-like				like-to-like
STATEMENT OF OPERATIONS	2025	2024	% var	% var	2025	2024	% var	% var
Sales	3,649,177	3,942,493	(7%)	(1%)	3,649,177	3,942,493	(7%)	(1%)
Cost of sales	(2,515,408)	(2,615,302)	4%		(2,515,408)	(2,615,302)	4%

Gross profit	1,133,769	1,327,191	(15%)	(6%)	1,133,769	1,327,191	(15%)	(6%)
Operating expenses	(841,594)	(906,463)	7%		(841,594)	(906,463)	7%

Operating earnings before other income and expenses, net	292,175	420,729	(31%)	(20%)	292,175	420,729	(31%)	(20%)
Other expenses, net	(45,573)	(18,589)	(145%)		(45,573)	(18,589)	(145%)

Operating earnings	246,603	402,140	(39%)		246,603	402,140	(39%)
Financial expense	(114,699)	(143,714)	20%		(114,699)	(143,714)	20%
Other financial income (expense), net	37,196	6,236	496%		37,196	6,236	496%
Financial income	8,328	9,591	(13%)		8,328	9,591	(13%)
Results from financial instruments, net	(16,072)	(4,278)	(276%)		(16,072)	(4,278)	(276%)
Foreign exchange results	66,592	25,151	165%		66,592	25,151	165%
Effects of net present value on assets and liabilities and others, net	(21,652)	(24,227)	11%		(21,652)	(24,227)	11%
Equity in gain (loss) of associates	5,417	8,599	(37%)		5,417	8,599	(37%)

Income (loss) before income tax	174,517	273,261	(36%)		174,517	273,261	(36%)
Income tax	(51,308)	(36,367)	(41%)		(51,308)	(36,367)	(41%)

Profit (loss) of continuing operations	123,209	236,894	(48%)		123,209	236,894	(48%)
Discontinued operations	618,488	21,593	2764%		618,488	21,593	2764%

Consolidated net income (loss)	741,698	258,486	187%		741,698	258,486	187%
Non-controlling interest net income (loss)	7,739	4,091	89%		7,739	4,091	89%

Controlling interest net income (loss)	733,959	254,396	189%		733,959	254,396	189%

Operating EBITDA	601,241	730,837	(18%)	(10%)	601,241	730,837	(18%)	(10%)
Earnings (loss) of continued operations per ADS	0.08	0.16	(50%)		0.08	0.16	(50%)
Earnings (loss) of discontinued operations per ADS	0.42	0.01	2760%		0.42	0.01	2760%

	As of March 31
STATEMENT OF FINANCIAL POSITION	2025	2024	% var
Total assets	27,974,866	28,602,557	(2%)
Cash and cash equivalents	1,179,154	475,689	148%
Trade receivables less allowance for doubtful accounts	1,780,870	1,943,641	(8%)
Other accounts receivable	717,218	766,660	(6%)
Inventories, net	1,556,192	1,800,148	(14%)
Assets held for sale	33,259	50,499	(34%)
Other current assets	133,629	147,083	(9%)
Current assets	5,400,323	5,183,719	4%
Property, machinery and equipment, net	11,420,036	12,458,810	(8%)
Other assets	11,154,507	10,960,028	2%

Total liabilities	14,613,472	16,490,290	(11%)
Current liabilities	6,235,905	6,669,742	(7%)
Long-term liabilities	4,955,490	6,526,279	(24%)
Other liabilities	3,422,077	3,294,269	4%

Total stockholder’s equity	13,361,394	12,112,267	10%
Common stock and additional paid-in capital	7,699,108	7,699,108	0%
Other equity reserves	(2,469,656)	(2,483,203)	1%
Subordinated notes	1,985,040	1,985,040	0%
Retained earnings	5,850,711	4,562,340	28%
Non-controlling interest	296,190	348,982	(15%)

2025 First Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter
				like-to-like				like-to-like
Sales	2025	2024	% var	% var	2025	2024	% var	% var
Mexico	981,282	1,314,212	(25%)	(9%)	981,282	1,314,212	(25%)	(9%)
U.S.A.	1,190,296	1,233,975	(4%)	(4%)	1,190,296	1,233,975	(4%)	(4%)
Europe, Middle East and Africa	1,069,542	1,045,116	2%	5%	1,069,542	1,045,116	2%	5%
Europe	781,686	808,478	(3%)	(2%)	781,686	808,478	(3%)	(2%)
Middle East and Africa	287,856	236,638	22%	31%	287,856	236,638	22%	31%
South, Central America and the Caribbean	313,862	306,334	2%	5%	313,862	306,334	2%	5%
Others and intercompany eliminations	94,196	42,856	120%	121%	94,196	42,856	120%	121%

TOTAL	3,649,177	3,942,493	(7%)	(1%)	3,649,177	3,942,493	(7%)	(1%)

GROSS PROFIT
Mexico	483,267	662,188	(27%)	(11%)	482,330	662,188	(27%)	(12%)
U.S.A.	300,856	341,728	(12%)	(12%)	300,856	341,728	(12%)	(12%)
Europe, Middle East and Africa	238,481	198,001	20%	26%	238,481	198,001	20%	26%
Europe	174,822	153,723	14%	15%	174,822	153,723	14%	15%
Middle East and Africa	63,659	44,278	44%	64%	63,659	44,278	44%	64%
South, Central America and the Caribbean	101,462	99,944	2%	4%	101,462	99,944	2%	4%
Others and intercompany eliminations	9,703	25,330	(62%)	(62%)	10,640	25,330	(58%)	(58%)

TOTAL	1,133,769	1,327,191	(15%)	(6%)	1,133,769	1,327,191	(15%)	(6%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	259,125	363,097	(29%)	(12%)	259,125	363,097	(29%)	(12%)
U.S.A.	63,059	109,813	(43%)	(43%)	63,059	109,813	(43%)	(43%)
Europe, Middle East and Africa	41,843	10,042	317%	378%	41,843	10,042	317%	378%
Europe	7,459	(7,161)	N/A	N/A	7,459	(7,161)	N/A	N/A
Middle East and Africa	34,383	17,203	100%	141%	34,383	17,203	100%	141%
South, Central America and the Caribbean	42,205	43,979	(4%)	(3%)	42,205	43,979	(4%)	(3%)
Others and intercompany eliminations	(114,056)	(106,202)	(7%)	(28%)	(114,056)	(106,202)	(7%)	(28%)

TOTAL	292,175	420,729	(31%)	(20%)	292,175	420,729	(31%)	(20%)

2025 First Quarter Results	Page 8

Operating results

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of sales.

	January - March				First Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2025	2024	% var	% var	2025	2024	% var	% var
Mexico	308,234	419,721	(27%)	(10%)	308,234	419,721	(27%)	(10%)
U.S.A.	189,745	237,037	(20%)	(20%)	189,745	237,037	(20%)	(20%)
Europe, Middle East and Africa	116,866	83,246	40%	49%	116,866	83,246	40%	49%
Europe	68,685	54,341	26%	26%	68,685	54,341	26%	26%
Middle East and Africa	48,181	28,906	67%	93%	48,181	28,906	67%	93%
South, Central America and the Caribbean	61,469	63,392	(3%)	(2%)	61,469	63,392	(3%)	(2%)
Others and intercompany eliminations	(75,073)	(72,559)	(3%)	(34%)	(75,073)	(72,559)	(3%)	(34%)

TOTAL	601,241	730,837	(18%)	(10%)	601,241	730,837	(18%)	(10%)

OPERATING EBITDA MARGIN
Mexico	31.4%	31.9%			31.4%	31.9%
U.S.A.	15.9%	19.2%			15.9%	19.2%
Europe, Middle East and Africa	10.9%	8.0%			10.9%	8.0%
Europe	8.8%	6.7%			8.8%	6.7%
Middle East and Africa	16.7%	12.2%			16.7%	12.2%
South, Central America and the Caribbean	19.6%	20.7%			19.6%	20.7%

TOTAL	16.5%	18.5%			16.5%	18.5%

2025 First Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter
	2025	2024	% var	2025	2024	% var
Consolidated cement volume (1)	12,256	12,128	1%	12,256	12,128	1%
Consolidated ready-mix volume	10,313	10,192	1%	10,313	10,192	1%
Consolidated aggregates volume (2)	30,186	31,601	(4%)	30,186	31,601	(4%)

Per-country volume summary

	January - March	First Quarter	First Quarter 2025
DOMESTIC GRAY CEMENT VOLUME	2025 vs. 2024	2025 vs. 2024	vs. Fourth Quarter 2024
Mexico	(9%)	(9%)	(9%)
U.S.A.	(3%)	(3%)	(2%)
Europe, Middle East and Africa	4%	4%	(7%)
Europe	1%	1%	(12%)
Middle East and Africa	10%	10%	3%
South, Central America and the Caribbean	3%	3%	0%

READY-MIX VOLUME
Mexico	(6%)	(6%)	(11%)
U.S.A.	(4%)	(4%)	(5%)
Europe, Middle East and Africa	9%	9%	(7%)
Europe	(4%)	(4%)	(11%)
Middle East and Africa	30%	30%	(1%)
South, Central America and the Caribbean	6%	6%	(6%)

AGGREGATES VOLUME
Mexico	(14%)	(14%)	(13%)
U.S.A.	(10%)	(10%)	(8%)
Europe, Middle East and Africa	6%	6%	(10%)
Europe	2%	2%	(13%)
Middle East and Africa	19%	19%	(1%)
South, Central America and the Caribbean	4%	4%	(6%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2025 First Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - March	First Quarter	First Quarter 2025 vs.
DOMESTIC GRAY CEMENT PRICE	2025 vs. 2024	2025 vs. 2024	Fourth Quarter 2024
Mexico	(14%)	(14%)	4%
U.S.A.	(1%)	(1%)	(1%)
Europe, Middle East and Africa (*)	(4%)	(4%)	0%
Europe (*)	(2%)	(2%)	2%
Middle East and Africa (*)	(1%)	(1%)	10%
South, Central America and the Caribbean (*)	1%	1%	7%

READY-MIX PRICE
Mexico	(14%)	(14%)	2%
U.S.A.	1%	1%	1%
Europe, Middle East and Africa (*)	(1%)	(1%)	2%
Europe (*)	0%	0%	2%
Middle East and Africa (*)	2%	2%	5%
South, Central America and the Caribbean (*)	(0%)	(0%)	10%

AGGREGATES PRICE
Mexico	(18%)	(18%)	4%
U.S.A.	6%	6%	3%
Europe, Middle East and Africa (*)	(3%)	(3%)	3%
Europe (*)	(3%)	(3%)	2%
Middle East and Africa (*)	2%	2%	9%
South, Central America and the Caribbean (*)	(3%)	(3%)	11%

All price variations are based on FOB prices.

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2025 First Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - March	First Quarter	First Quarter 2025 vs.
DOMESTIC GRAY CEMENT PRICE	2025 vs. 2024	2025 vs. 2024	Fourth Quarter 2024
Mexico	5%	5%	5%
U.S.A.	(1%)	(1%)	(1%)
Europe, Middle East and Africa (*)	3%	3%	(0%)
Europe (*)	(1%)	(1%)	1%
Middle East and Africa (*)	38%	38%	11%
South, Central America and the Caribbean (*)	3%	3%	6%

READY-MIX PRICE
Mexico	5%	5%	3%
U.S.A.	1%	1%	1%
Europe, Middle East and Africa (*)	(0%)	(0%)	2%
Europe (*)	2%	2%	2%
Middle East and Africa (*)	3%	3%	4%
South, Central America and the Caribbean (*)	5%	5%	5%

AGGREGATES PRICE
Mexico	(1%)	(1%)	5%
U.S.A.	6%	6%	3%
Europe, Middle East and Africa (*)	(2%)	(2%)	3%
Europe (*)	(2%)	(2%)	2%
Middle East and Africa (*)	2%	2%	8%
South, Central America and the Caribbean (*)	0%	0%	8%

All price variations are based on FOB prices.

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2025 First Quarter Results	Page 12

Other Information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January-March			First Quarter
In thousands of US dollars	2025	2024	% var	2025	2024	% var
General and administrative expenses	296,460	300,186	-1%	296,460	300,186	-1%
Selling expenses	88,230	92,195	-4%	88,230	92,195	-4%
Distribution and logistics expenses	398,647	459,950	-13%	398,647	459,950	-13%

Operating expenses before depreciation	783,338	852,332	-8%	783,338	852,332	-8%

Depreciation in operating expenses	58,256	54,131	8%	58,256	54,131	8%

Operating expenses	841,594	906,463	-7%	841,594	906,463	-7%

As % of Net Sales
General and administrative expenses	8.1%	7.6%		8.1%	7.6%
SG&A expenses	10.5%	10.0%		10.5%	10.0%

Equity-related information

As of December 31, 2024, based on our latest 20-F Annual Report, the number of outstanding CPO-equivalents was 14,507,429,244. See Cemex’s reports furnished to or filed with the U.S. Securities and Exchange Commission for information, if any, regarding repurchases of securities and other developments that may have caused a change in the number of CPO-equivalents outstanding after December 31, 2024. For the three-month period ended March 31, 2025, no CPOs were repurchased by Cemex.

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share.

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form, less CPOs held by Cemex and its subsidiaries, which as of December 31, 2024, were 20,541,277. Starting 2024, employees receive restricted ADRs instead of restricted CPOs. Restricted ADRs allocated to eligible employees as variable compensation are not included in the outstanding CPO-equivalents.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	First Quarter				Fourth Quarter
	2025		2024		2024
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,384	61	1,422	(88)	1,363	104
Interest rate swaps (2)	1,520	(79)	1,408	80	1,258	(86)
Fuel derivatives (3)	312	6	308	19	356	6

	3,216	(12)	3,138	11	2,977	24

1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of March 31, 2025, the derivatives related to net investment hedge represent a notional amount of US$779 million.

2)	Interest-rate swap derivatives related to bank loans, include an interest rate and exchange rate swap derivatives with a notional amount of US$920 million.
3)

Cemex’s derivative financial instruments portfolio includes swaps and financial options. These derivative instruments are mainly used to hedge the market price risk of certain fuels associated with certain Cemex operations, such as transportation and production. In addition, there are call spreads on Brent oil and derivatives thereof, designed to mitigate the exposure related to the cost of fuel implicit in distribution expenses.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and subsequently reclassified into earnings as the effects of the underlying are recognized in the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of a disposal of the net investment. As of March 31, 2025, in connection with the derivatives portfolio’s fair market value recognition, Cemex recognized changes in mark to market resulting in a financial liability of US$12 million.

2025 First Quarter Results	Page 13

Other Information

Discontinued operations

On January 30, 2025, Cemex completed the sale to Cementos Progreso Holdings, S.L. and its strategic partners of its operations in the Dominican Republic for a total consideration of US$928 million after adjustments for final balances of cash, debt and working capital. The divested assets consist of one cement plant in the Dominican Republic with two integrated production lines and related cement, concrete, aggregates and marine terminal assets. For the period from January 1 to January 30, 2025 and the three-month period ended March 31, 2024, Cemex’s operations in the Dominican Republic are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations,” including a sale on gain of US$593 million, net of the reclassification of foreign currency translation effects accrued in equity until the date of sale and goodwill write off of US$13 million.

On December 2, 2024, considering separate agreements with each counterparty and the satisfaction of closing conditions, including the approval by the Philippine Competition Commission and the fulfillment of other requirements by the purchasers to the shareholders of Cemex Holdings Philippines (“CHP”), including the non-controlling interest owned by third parties in CHP, Cemex concluded the sale of its operations and assets in the Philippines to DACON Corporation, DMCI Holdings, Inc. and Semirara Mining & Power Corporation, for a total consideration related to Cemex’s controlling interest of US$798 million including the sale of minority investments and debt assumed by the purchaser. The assets sold consisted of 2 cement plants, 18 land distribution centers and 6 marine distribution terminals. For the three-month period ended March 31, 2024, Cemex’s operations in the Philippines are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

On September 10, 2024, Cemex sold its operations in Guatemala to Holcim Group, for a total consideration of US$212 million. The divested assets mainly consist of one grinding mill with an installed capacity of around 0.6 million metric tons per year, three ready-mix plants and five distribution centers. For the three-month period ended March 31, 2024, Cemex’s operations in Guatemala are reported in the income statements, net of income tax, in the single line item “Discontinued operations.”

Based on the disclosures above, the following table presents condensed combined information of the income statements for the three-months ended March 31, 2025 and 2024, for Cemex’s discontinued operations related to the Dominican Republic, the Philippines and Guatemala:

INCOME STATEMENTS	Jan-Mar			First Quarter
(Millions of U.S. dollars)	2025	2024	2025	2024
Sales	26	195	26	195
Cost of sales, operating expenses, other expenses, and gain on sale, net	595	-168	595	-168
Interest expense, net, and others	0	3	0	3
Income (loss) before income tax	621	30	621	30
Income tax	-3	-8	-3	-8
Net result from discontinued operations	618	22	618	22

2025 First Quarter Results	Page 14

Operating results

Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Colombia, Panama, Puerto Rico, Nicaragua, Jamaica, Trinidad and Tobago, Jamaica, Guyana, Barbados, Peru and Bahamas.

The EMEA region includes Europe, Middle East and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion includes operations in United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow from operations Cemex defines it as Operating EBITDA minus net interest paid, maintenance capital expenditures, maintenance lease payments, fixed asset sales, change in working capital, net taxes paid, and other cash expenditures.

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Sales, when referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements.

Operating EBITDA, or EBITDA equals operating earnings before other income and expenses, net, plus depreciation and amortization.

Operating EBITDA margin, or EBITDA margin, is calculated by dividing our “Operating EBITDA” by our sales.

pp equals percentage points.

Prices all reference to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

SG&A expenses equal selling and administrative expenses

Growth capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Investment in intangible assets equals investments and expenses incurred in the development of internal-use software, industrial property, and trademarks.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter
	2025	2024	2025	2024	2025	2024
	Average	Average	Average	Average	End of period	End of period
Mexican peso	20.58	16.95	20.58	16.95	20.48	16.57
Euro	0.9495	0.9237	0.9495	0.9237	0.9245	0.9264
British pound	0.7910	0.7898	0.7910	0.7898	0.7740	0.7921

Amounts provided in units of local currency per U.S. dollar.

2025 First Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, goals, targets, and expectations (operative, financial or otherwise), and typically can be identified by the use of words such as, but not limited to, “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target”, “goal,” “strategy,” “intend,” “aimed,” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary, including materially, from historical results or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, assumptions, and other important factors that could cause results and any guidance presented in this report to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: changes in general economic, political and social conditions, including new governments and decisions implemented by such new governments, changes in laws or regulations in the countries in which we do business, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we operate, consumer confidence and the liquidity of the financial and capital markets in Mexico, the United States of America, the European Union (the “EU”), the United Kingdom, or other countries in which we operate; the cyclical activity of the construction sector and reduced construction activity in our end markets or reduced use in our end markets for our products; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the public and private infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash or other contributions to the pension plans; changes in spending levels for residential and commercial construction and general infrastructure projects; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating or not obtaining investment grade debt ratings from additional rating agencies on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices of raw materials, good and services, as a result of inflation, trade barriers, measures imposed by governments or as a result of conflicts between countries that disrupt supply chains; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment, services and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other environmental, climate and related liabilities relating to existing and/or divested businesses, assets and/or operations; our ability to secure and permit aggregates reserves in strategically located areas in amounts that our operations require to operate or operate in a cost-efficient manner; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply with regulations and implement technologies and other initiatives that aim to reduce and/or capture CO2 emissions and comply with related carbon emissions regulations in place in the jurisdictions where we have operations; the legal and regulatory environment, including environmental, climate, trade, energy, tax, antitrust, sanctions, export controls, construction, human rights and labor welfare, and acquisition-related rules and regulations in the countries and regions in which we have operations; the effects of currency fluctuations on our results of operations and financial condition; our ability to satisfy our obligations under our debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, and also regarding our subordinated notes with no fixed maturity and other financial obligations; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by third parties, government and regulatory agencies, including antitrust investigations and claims; our ability to protect our reputation and intellectual property; our ability to consummate asset sales or consummate asset sales in terms favorable to Cemex, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing and commercial initiatives for our products and services, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; the effects of climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, shortage of usable water, wildfires and natural disasters, such as earthquakes, hurricanes, tornadoes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including but not limited to tariffs or import taxes, including those imposed by the United Sates to key markets in which we operate, in particular, Mexico and the EU, and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (the “USMCA”), and the overall impact that the imposition or threat of trade barriers may cause on the overall economy of the countries in which we do business or that are part of our global supply chain; availability and cost of trucks, railcars, barges, and ships, terminals, warehouses, as well as their licensed operators, drivers, staff and workers for transport, loading and unloading of our materials or that are otherwise a part of our supply chain; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, conflicts in the Middle East and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and our ability to implement our “Future in Action” climate action program and achieve our sustainability goals and objectives.

Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of success and/or implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained in the information disclosed in this report. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The forward-looking statements and the information contained in this report are made and stated as of the dates specified in this report and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation

2025 First Quarter Results	Page 16

Disclaimer

or undertaking to update or correct the information contained in this report or revise any forward-looking statements in this report, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in this report not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this report is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Unless otherwise specified, all references to records are internal records.

This report includes certain non-International Financial Reporting Standards (“IFRS”) financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA” (operating earnings before other expenses, net plus depreciation and amortization) and “Operating EBITDA Margin” (Operating EBITDA for the period divided by our revenues as reported in our financial statements). The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in the report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

Also, this report includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organization to refer to their reports in this report. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products.

The information, statements, and opinions contained in this report do not constitute a public offer under any applicable legislation, an offer to sell, or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments.

Cautionary Statement Regarding Environmental, Social, and Governance (“ESG”) and Sustainability-Related Data, Metrics, and Methodologies

This report includes non-financial metrics, estimates, or other information related to ESG and sustainability matters that are subject to significant uncertainties, which may include the methodology, collection, and verification of data, various estimates, and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified.

The preparation of certain information on ESG and sustainability matters contained in the report requires the application of a number of key judgments, assumptions, and estimates. The reported measures reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or, to the extent legally required, may need to be restated or changed. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less sophisticated than the systems and internal control for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/or between reporting periods within organizations as methodologies continue to develop and/or be socialized. The further development of or changes to accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in the report, and the reader may not be able to compare non-financial information performance metrics, data points, or targets between reporting periods on a direct like-for-like basis.

Additionally, the information disclosed in this report contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a “green”, “social”, or “sustainable” or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as “green”, “social”, or “sustainable” or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that our activities, products, or assets and/or reporting of such activities and/or reporting of those activities, products, or assets will meet any present or future expectations or requirements for describing or classifying such activities, products, or assets as “green”, “social”, or “sustainable” or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

Cautionary Statement Regarding Forward-Looking ESG or Sustainability Statements

Certain sections in the report contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, goals and other metrics, including but not limited to: climate and emissions, Business and Human Rights, corporate governance, Research and Development (“R&D”) and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ ambitions when finalized, including the implementation of technologies and other initiatives that aim to reduce and/or capture CO2 emissions. These forward-looking statements also include references to specific programs, such as our “Future in Action” climate action program, as well various ESG-related indicators, objectives or metrics disclosed previously or that may be disclosed in the future, none of which are guarantees and any and all of which may ultimately not be achieved or may be abandoned at any

2025 First Quarter Results	Page 17

Disclaimer

time, whether in part, in full, or within any specific timeframe. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to: the extent and pace of climate change, including the timing and manifestation of physical and transition risks; the macroeconomic environment; uncertainty around future climate-related policy, including the timely implementation and integration of adequate government policies; the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks; changes in customer behavior and demand, changes in the available technology for mitigation and the effectiveness of any such technologies, as some of these new technologies may be unproven; the roll-out of low carbon infrastructure; the availability and adoption of renewable energy within in our value chain; the development of carbon capture, circular utilization, and sequestration technologies, including the adoption of cost-effective carbon-related technologies such as carbon capture, utilization, and storage (“CCUS”); the availability of accurate, verifiable, reliable, consistent, and comparable climate-related data; lack of transparency and comparability of climate-related forward-looking methodologies; variation in approaches and outcomes, as variations in methodologies may lead to under or overestimates and consequently present exaggerated indication of climate-related risk; and reliance on assumptions and future uncertainty (calculations of forward-looking metrics are complex and require many methodological choices and assumptions).

Accordingly, undue reliance should not be placed on these forward-looking statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements, and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations.

There can be no assurance that these standards, practices, requirements, and expectations will not be interpreted differently than our understanding when defining sustainability-related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright Cemex, S.A.B. de C.V. and its subsidiaries

2025 First Quarter Results	Page 18